EXHIBIT 99.3

AGRIUM INC.

CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2013

AGRIUM INC.

Consolidated Statements of Operations

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012 Restated (note 3)	2013	2012 Restated (note 3)
Sales	2,869	2,832	13,109	13,175
Cost of product sold	2,228	2,093	10,030	9,800

Gross profit	641	739	3,079	3,375
Expenses
Selling	436	389	1,404	1,298
General and administrative	64	143	234	402
Earnings from associates and joint ventures	(11)	(35)	(39)	(69)
Other expenses (note 5)	16	46	45	81

Earnings before finance costs and income taxes	136	196	1,435	1,663
Finance costs related to long-term debt	26	23	69	67
Other finance costs	9	7	48	26

Earnings before income taxes	101	166	1,318	1,570
Income taxes	25	37	354	426

Net earnings	76	129	964	1,144

Attributable to:
Equity holders of Agrium	76	127	966	1,140
Non-controlling interest	—	2	(2)	4

Net earnings	76	129	964	1,144

Earnings per share attributable to equity holders of Agrium (note 6)
Basic earnings per share	0.52	0.80	6.50	7.22
Diluted earnings per share	0.52	0.80	6.50	7.21

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Comprehensive Income

(Millions of U.S. dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Net earnings	76	129	964	1,144
Other comprehensive income (loss)
Items that may be reclassified to earnings
Available for sale financial instruments
Losses	(5)	—	(4)	—
Foreign currency translation
Gains (losses)	74	110	(169)	97
Associates and joint ventures income (loss)	—	1	1	(1)

	69	111	(172)	96

Items that will not be reclassified to earnings
Post-employment benefits
Actuarial gains (losses)	48	—	48	(22)
Deferred income taxes	(15)	—	(15)	6

	33	—	33	(16)

Other comprehensive income (loss)	102	111	(139)	80

Comprehensive income	178	240	825	1,224

Attributable to:
Equity holders of Agrium	178	236	827	1,219
Non-controlling interest	—	4	(2)	5

Comprehensive income	178	240	825	1,224

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Cash Flows

(Millions of U.S. dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012 Restated (note 3)	2013	2012 Restated (note 3)

Operating
Net earnings	76	129	964	1,144
Items not affecting cash
Depreciation and amortization	108	120	350	317
Earnings from associates and joint ventures	(11)	(35)	(39)	(69)
Share-based payments	(21)	53	(35)	126
Unrealized gain on derivative financial instruments	(10)	(3)	(14)	(17)
Unrealized foreign exchange (gain) loss	(2)	(1)	2	(9)
Deferred income taxes	(5)	(23)	(69)	(29)
Other	14	73	32	89
Dividends from associates and joint ventures	12	—	27	3
Net changes in non-cash working capital	84	(351)	(675)	(458)

Cash provided by (used in) operating activities	245	(38)	543	1,097

Investing
Acquisitions, net of cash acquired	(7)	(5)	(56)	(77)
Repayment of advance on acquisition of Viterra Inc. (note 4)	—	—	932	—
Capital expenditures	(475)	(343)	(1,247)	(840)
Investments in associates and joint ventures	—	(20)	—	(10)
Purchase of investments	(140)	(4)	(148)	(7)
Proceeds from disposal of investments	65	—	65	—
Other	(23)	(3)	(53)	(48)
Net changes in non-cash working capital	7	31	53	60

Cash used in investing activities	(573)	(344)	(454)	(922)

Financing
Short-term debt	325	311	(491)	395
Long-term debt issued	—	—	1,010	21
Transaction costs on long-term debt	—	(1)	(14)	(1)
Repayment of long-term debt	(1)	(6)	(520)	(7)
Dividends paid	(75)	(79)	(224)	(115)
Shares issued	—	—	2	7
Shares repurchased	(171)	—	(233)	—

Cash provided by (used in) financing activities	78	225	(470)	300

Effect of exchange rate changes on cash and cash equivalents	11	56	(22)	50

(Decrease) increase in cash and cash equivalents	(239)	(101)	(403)	525
Cash and cash equivalents – beginning of period (note 3)	494	1,913	658	1,287

Cash and cash equivalents – end of period	255	1,812	255	1,812

Included in operating activities
Interest paid	42	42	116	98
Interest received	20	30	51	65
Income taxes paid	137	206	592	351

Included in investing activities
Interest paid	18	8	40	17

See accompanying notes.

AGRIUM INC.

Consolidated Balance Sheets

(Millions of U.S. dollars)

(Unaudited)

	September 30,		December 31,
	2013	2012 Restated (note 3)	2012 Restated (note 3)
Assets
Current assets
Cash and cash equivalents	255	1,812	658
Accounts receivable	2,982	3,009	2,224
Income taxes receivable	68	67	32
Inventories	2,845	2,571	3,094
Advance on acquisition of Viterra Inc. (note 4)	764	—	1,792
Prepaid expenses and deposits	185	261	740
Other current assets	103	—	—

	7,202	7,720	8,540
Property, plant and equipment (note 10)	4,370	3,142	3,484
Intangibles	638	628	636
Goodwill	2,259	2,298	2,349
Investments in associates and joint ventures	614	640	627
Other assets	114	54	99
Deferred income tax assets	80	77	70

	15,277	14,559	15,805

Liabilities and shareholders’ equity
Current liabilities
Short-term debt (note 7)	792	603	1,314
Accounts payable	2,943	2,775	3,479
Income taxes payable	—	111	137
Current portion of long-term debt (note 7)	52	522	518
Current portion of other provisions	76	128	108

	3,863	4,139	5,556
Long-term debt (note 7)	3,014	1,573	2,069
Provisions for post-employment benefits	134	202	184
Other provisions	423	425	413
Other liabilities	60	74	79
Deferred income tax liabilities	532	570	584

	8,026	6,983	8,885

Shareholders’ equity
Share capital	1,858	2,001	1,890
Retained earnings	5,493	5,465	4,955
Accumulated other comprehensive (loss) income (note 9)	(101)	105	71

Equity holders of Agrium	7,250	7,571	6,916
Non-controlling interest	1	5	4

Total equity	7,251	7,576	6,920

	15,277	14,559	15,805

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Shareholders’ Equity

(Millions of U.S. dollars, except share data)

(Unaudited)

	Millions of common shares	Share capital	Retained earnings	Accumulated other comprehensive income (loss) (note 9)	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2011	158	1,994	4,420	10	6,424	4	6,428

Net earnings	—	—	1,140	—	1,140	4	1,144
Other comprehensive (loss) income, net of tax
Post-employment benefits	—	—	(16)	—	(16)	—	(16)
Foreign currency translation	—	—	—	96	96	1	97
Associates and joint ventures	—	—	—	(1)	(1)	—	(1)

Comprehensive income, net of tax	—	—	1,124	95	1,219	5	1,224
Dividends	—	—	(79)	—	(79)	—	(79)
Non-controlling interest transactions	—	—	—	—	—	(4)	(4)
Share-based payment transactions	—	7	—	—	7	—	7

September 30, 2012	158	2,001	5,465	105	7,571	5	7,576

December 31, 2012	149	1,890	4,955	71	6,916	4	6,920

Net earnings (loss)	—	—	966	—	966	(2)	964
Other comprehensive (loss) income, net of tax
Available for sale financial instruments	—	—	—	(4)	(4)	—	(4)
Post-employment benefits	—	—	33	—	33	—	33
Foreign currency translation	—	—	—	(169)	(169)	—	(169)
Associates and joint ventures	—	—	—	1	1	—	1

Comprehensive income, net of tax	—	—	999	(172)	827	(2)	825
Dividends	—	—	(259)	—	(259)	—	(259)
Non-controlling interest transactions	—	—	(3)	—	(3)	(1)	(4)
Shares repurchased	(2)	(34)	(199)	—	(233)	—	(233)
Share-based payment transactions	—	2	—	—	2	—	2

September 30, 2013	147	1,858	5,493	(101)	7,250	1	7,251

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

1.	Corporate Information

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E. Calgary, Canada. We conduct operations globally from our Wholesale head office in Calgary, and our Retail and Advanced Technologies head offices in Loveland, Colorado, United States.

Agrium (with its subsidiaries) operates three strategic business units:

•	Retail operates in North and South America and Australia, and sells crop nutrients, crop protection products, seed and services directly to growers.

•

Wholesale operates in North and South America and Europe, and produces, markets and distributes three primary groups of crop nutrients: nitrogen, potash and phosphate for agricultural and industrial customers around the world.

•

Advanced Technologies (“AAT”) produces and markets controlled-release crop nutrients and micronutrients in the broad-based agriculture, specialty agriculture, professional turf, horticulture, and consumer lawn and garden markets.

Basis of preparation and statement of compliance

These consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on November 5, 2013. We prepared these interim financial statements in accordance with International Financial Reporting Standards applicable to the preparation of interim financial statements as issued by the International Accounting Standards Board, including International Accounting Standard 34 Interim Financial Reporting. They do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our 2012 Annual Report, available at www.agrium.com.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

2.	Significant Accounting Policies

Except as described below, the accounting policies applied in this consolidated interim financial report are the same as those applied by Agrium in our 2012 Annual Report. The following changes in accounting policies will be reflected in our 2013 Annual Report.

Standard/ Interpretation	Description	Date and method of adoption	Impact
IFRS 9	Financial Instruments replaces previous guidance on the classification and measurement of financial assets, which will be classified on initial recognition at either amortized cost or fair value, with gains and losses on remeasurement recognized in earnings, except for recognition in other comprehensive income on election for equity instruments that are not held for trading. The new guidance also revises standards for financial liabilities under the fair value option and for derivatives linked to unquoted equity instruments.	The effective date has been deferred indefinitely. We are studying the impact of early adoption as permitted by the standard on a retrospective basis.	We expect that initial adoption will have an impact on our financial statements, since it will be adopted retrospectively; however, we are not able to reasonably estimate the impact at this time.

IFRS 10	Consolidated Financial Statements implements a single model based on control for the preparation and presentation of financial statements. It introduces a new definition of control, requiring power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of returns. This model also applies to investments in associates (IAS 28).	January 1, 2013; retrospectively	There has been no material impact on adoption.

IFRS 11	Joint Arrangements requires us as a party to a joint arrangement to recognize our rights and obligations arising from the arrangement. Our joint arrangements under IFRS 11 will be classified as joint ventures, requiring equity accounting.	January 1, 2013; in accordance with IFRS 11	See note 3 for impact on adoption.

IFRS 12	Disclosure of Interests in Other Entities will require us to disclose information that allows users to evaluate the nature, impact of and risks associated with our interests in joint arrangements, associates and other entities.	January 1, 2013	We will add disclosures about our interests in other entities on adoption in our annual financial statements.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

IFRS 13	Fair Value Measurement provides a single set of requirements to be applied to all fair value measurements, replacing the existing guidance dispersed across many standards. It provides a definition of fair value as a market-based measurement, along with enhanced disclosures about fair value measurements.	January 1, 2013; prospectively	There has been no material impact on adoption.

IAS 19	Employee Benefits provides users with a clearer picture of the commitments resulting from defined benefit plans (DBPs) by eliminating the corridor approach, requiring presentation of gains and losses related to DBPs in other comprehensive income, and adding enhanced disclosure requirements.	January 1, 2013; retrospectively	We eliminated the corridor approach on adoption of IFRS. The balance of requirements have been adopted in 2013 with no material impact. We will provide new disclosures required by IAS 19 in our annual financial statements.

IFRS 7	Offsetting Financial Assets and Liabilities contains new disclosure requirements for amounts offset or subject to master netting arrangements.	January 1, 2013	There has been no material impact on adoption.

IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine establishes when the costs incurred to remove mine waste materials to gain access to mineral ore deposits during the production phase of a surface mine should lead to the recognition of an asset, and how that asset should be measured.	January 1, 2013	There has been no material impact on adoption.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

3.	Impact of Application of IFRS 11

Upon the application of IFRS 11, effective January 1, 2013 and with retrospective application to January 1, 2012, we reviewed and assessed the legal form and terms of contracts of our investments in joint arrangements. The application of IFRS 11 has changed the classification and subsequent accounting of our investment in Profertil S.A. and other joint arrangements, previously accounted for using the proportionate consolidation method. Under IFRS 11, Profertil S.A. and other joint arrangements are classified as joint ventures and our interest is accounted for using the equity method.

Impact of IFRS 11 on net earnings	Three months ended September 30,	Nine months ended September 30,
	2012	2012
Decrease in sales	(130)	(250)
Decrease in cost of product sold	(71)	(157)

Decrease in gross profit	(59)	(93)
Decrease in selling and general and administrative expenses	(2)	(8)
Decrease in other expenses	—	(1)
Decrease in other finance costs	(2)	(3)
Decrease in income taxes	(20)	(22)
Increase in earnings from associates and joint ventures	(35)	(59)

Impact on net earnings	—	—

Impact of IFRS 11 on assets and liabilities	September 30, 2012			December 31, 2012
	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated
Current assets	7,901	(181)	7,720	8,712	(172)	8,540
Property, plant and equipment	3,354	(212)	3,142	3,698	(214)	3,484
Investments in associates and joint ventures	414	226	640	382	245	627
Other assets	55	(1)	54	130	(31)	99
Current liabilities	4,237	(98)	4,139	5,647	(91)	5,556
Long-term debt	1,607	(34)	1,573	2,115	(46)	2,069
Other liabilities	75	(1)	74	80	(1)	79
Deferred income tax liabilities	605	(35)	570	618	(34)	584

Cash and cash equivalents	1,864	(52)	1,812	726	(68)	658

Impact of IFRS 11 on cash flows	Three months ended September 30,	Nine months ended September 30,
	2012	2012
Decrease in cash provided by operating activities	(53)	(38)
Decrease in cash used in investing activities	8	26
Increase in cash provided by financing activities	26	19

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

4.	Business Acquisition

We acquired certain agri-products assets of Viterra Inc. (“Viterra”) from Glencore International plc (“Glencore”) on October 1, 2013. The acquired assets include over 200 retail farm centers in Canada and Australia.

We will allocate the majority of assets acquired and liabilities assumed to the Retail business unit. Benefits of the acquisition include expansion of geographical coverage for the sale of crop inputs in Canada, acquisition of a significant customer base and talented workforce, the value of synergies between Agrium and Viterra, and cost savings opportunities.

We have engaged an independent valuation firm to assist us in determining the fair value of the assets acquired, liabilities assumed, including contingent liabilities and provisions, and related deferred income tax impacts. The valuation is in progress; however a provisional purchase price allocation is not yet available due to the inherent complexity of the valuations and the short time frame following the closing date.

We expect the excess of the estimated fair value of the net assets acquired over the purchase price will result in a bargain purchase gain in the three months ending December 31, 2013. We believe that a bargain purchase gain is likely considering the circumstances surrounding the acquisition, including: the motivation of other parties to the transaction to announce the agreement without delay; and Glencore’s intention to divest of assets that were not strategic to its operations with a “made in Canada” solution that included favorable terms to us because of our immediate and direct ability to integrate, control, manage and obtain synergies from the acquired assets compared to other bidders due to our unique vertically integrated operating strategy. Before finalizing our estimates of fair values and concluding that a bargain purchase gain is appropriate, we will complete a rigorous review of the assets acquired and liabilities assumed to determine if we should recognize any additional assets or liabilities. We will also review IFRS 3 Business Combinations when determining the measurement of identifiable assets acquired and liabilities assumed at the acquisition date.

Acquisition-related costs of $9-million were recorded in other expenses during the nine months ended September 30, 2013 (2012 - $4-million).

The purchase price and other adjustments will be recorded as a reduction of the advance on acquisition of Viterra Inc.

5.	Other Expenses

Other expenses	Three months ended September 30,		Nine months ended September 30,
	2013	2012 Restated (note 3)	2013	2012 Restated (note 3)
Realized loss (gain) on derivative financial instruments	12	2	(2)	26
Unrealized gain on derivative financial instruments	(10)	(3)	(14)	(17)
Interest income	(20)	(30)	(51)	(65)
Foreign exchange loss	1	3	27	14
Environmental remediation and asset retirement obligations	1	66	5	78
Bad debt (recovery) expense	(6)	6	20	30
Potash profit and capital tax	3	—	15	13
Other	35	2	45	2

	16	46	45	81

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

6.	Earnings per Share

Attributable to equity holders of Agrium	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Numerator
Net earnings for the period	76	127	966	1,140

Denominator (millions)
Weighted average number of shares outstanding for basic and diluted earnings per share	147	158	149	158

7.	Debt

	September 30, 2013			December 31, 2012 Restated (note 3)
	Total	Unutilized	Utilized	Utilized
Short-term debt
Multi-jurisdictional facility expiring 2017	2,500	1,960	540	1,100
European facilities expiring 2013	353	159	194	192
South American facilities expiring 2013 - 2014	140	82	58	22

	2,993	2,201	792	1,314

Outstanding letters of credit		116

Remaining capacity available		2,085

			September 30, 2013	December 31, 2012 Restated (note 3)
Long-term debt
Floating rate bank loans due 2014 - 2015			56	106
Floating rate bank loans due 2013			—	460
7.7% debentures due 2017			100	100
6.75% debentures due 2019			500	500
3.15% debentures due 2022			500	500
3.5% debentures due 2023			500	—
7.8% debentures due 2027			125	125
7.125% debentures due 2036			300	300
6.125% debentures due 2041			500	500
4.9% debentures due 2043			500	—
Other			21	21

			3,102	2,612
Unamortized transaction costs			(36)	(25)
Current portion of long-term debt			(52)	(518)

			3,014	2,069

In April 2013, we increased the total capacity available under our multi-jurisdictional facility from $1.6-billion to $2.5-billion and extended the term by one year to 2017.

On May 28, 2013, we issued $500-million of 3.5 percent debentures due June 1, 2023 and $500-million of 4.9 percent debentures due June 1, 2043.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

Our base shelf prospectus permits up to an additional $1.0-billion of common shares, preferred shares, subscription receipts, debt securities or units until April 2014. Issuance of further securities under the base shelf prospectus requires filing a prospectus supplement and is subject to availability of funding in capital markets.

8.	Financial Instruments

Fair value of financial instruments	Level 1	Level 2	Total
September 30, 2013
Fair value through profit or loss
Cash and cash equivalents	255	—	255
Foreign exchange derivative financial instruments	(3)	—	(3)
Gas and power derivative financial instruments	1	1	2
Available for sale	116	—	116

September 30, 2012
Fair value through profit or loss
Cash and cash equivalents	1,812	—	1,812
Gas and power derivative financial instruments	(20)	8	(12)
Available for sale	33	—	33

December 31, 2012
Fair value through profit or loss
Cash and cash equivalents	658	—	658
Foreign exchange derivative financial instruments	—	4	4
Gas and power derivative financial instruments	(15)	—	(15)
Available for sale	40	—	40

We determine fair value for financial instruments classified as Level 1 using independent quoted market prices for identical instruments in active markets. Fair value for financial instruments classified as Level 2 is estimated using quoted prices for similar instruments in active markets or prices for identical or similar instruments in markets that are not active, or using valuation techniques that are based on industry-accepted third-party models, which make maximum use of market-based inputs.

We determine the fair value of foreign exchange derivative contracts using the income approach. We determine the fair value of gas and power derivative contracts using the market approach. Inputs to fair value determinations include, but are not limited to, current spot prices and forward pricing curves for natural gas and power, current published interest rates and foreign currency exchange rates, market volatility, our own credit risk and counterparty credit risk.

We monitor the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or market liquidity generally drive changes in availability of observable market data. Changes in availability of observable market data, which also may result in changing the valuation technique used, are generally the cause of transfers between Level 1, Level 2 and Level 3. There have been no transfers between Level 1 and Level 2 fair value measurements in the reporting period ended September 30, 2013 (September 30, 2012 – no transfers). We do not measure any of our financial instruments using Level 3 inputs.

Fair value and carrying value of long-term debt	September 30, 2013
	Fair value	Carrying value
Long-term debt
Debentures – amortized cost	3,145	3,025
Floating rate debt – amortized cost	77	77

	3,222	3,102

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

Fair value of long-term debt is determined based on comparable debt instruments. Carrying value of floating rate debt and all other financial instruments approximates fair value due to the short-term nature of the instruments.

9.	Accumulated Other Comprehensive Income

	Available for sale financial instruments	Foreign currency translation	Associates and joint ventures	Total accumulated other comprehensive income (loss)
December 31, 2011	(1)	11	—	10

Gains (losses)	—	96	(1)	95

September 30, 2012	(1)	107	(1)	105

December 31, 2012	—	74	(3)	71

(Losses) gains	(4)	(169)	1	(172)

September 30, 2013	(4)	(95)	(2)	(101)

10.	Additional Information

Property, plant and equipment

During the nine months ended September 30, 2013, we added $804-million to assets under construction at our Vanscoy Potash facility.

Dividends

September 30,
2013
Declared			Paid to Shareholders	Total
Effective	Per share	Total
December 14, 2012	0.50	NA	January 17, 2013	75
February 22, 2013	0.50	75	April 18, 2013	74
April 9, 2013	0.50	74	July 18, 2013	75
September 23, 2013	0.75	110	October 17, 2013	NA

Share capital

During the nine months ended September 30, 2013, we granted to officers and employees 395,759 Tandem Stock Appreciation Rights with a grant price of $101.13 and 193,511 Performance Share Units.

Our authorized share capital consists of unlimited common shares without par value and unlimited preferred shares.

Normal Course Issuer Bid

During the nine months ended September 30, 2013, we purchased two million shares at an average share price of $87 for total consideration of $233-million under our Normal Course Issuer Bid (“NCIB”). From October 1, 2013 to October 31, 2013, we purchased two million shares at an average share price of $85 for total consideration of $191-million. Under the NCIB, we may purchase for cancellation up to 5 percent of our currently issued and outstanding common shares until May 20, 2014. The actual number of shares purchased will be at Agrium’s discretion and will depend on market conditions, share prices, Agrium’s cash position and other factors.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

11.	Operating Segments

	Three months ended September 30,		Nine months ended September 30,
	2013	2012 Restated (note 3)	2013	2012 Restated (note 3)
Sales
Retail
Crop nutrients	654	634	3,941	4,028
Crop protection products	1,059	872	3,693	3,433
Seed	69	56	1,163	1,084
Merchandise	122	105	384	392
Services and other	205	167	630	567

	2,109	1,834	9,811	9,504

Wholesale
Nitrogen	286	424	1,309	1,468
Potash	93	80	457	465
Phosphate	122	183	495	596
Product purchased for resale	210	254	891	1,037
Ammonium sulfate and other	41	45	224	219

	752	986	3,376	3,785

Advanced Technologies	108	125	448	438

Other	(100)	(113)	(526)	(552)

	2,869	2,832	13,109	13,175

Inter-segment sales
Retail	3	3	14	18
Wholesale	87	100	475	475
Advanced Technologies	10	10	37	59

	100	113	526	552

Net earnings
Retail	91	69	625	682
Wholesale	91	289	871	1,246
Advanced Technologies	(13)	(3)	3	6
Other	(33)	(159)	(64)	(271)

Earnings before finance costs and income taxes	136	196	1,435	1,663
Finance costs related to long-term debt	26	23	69	67
Other finance costs	9	7	48	26

Earnings before income taxes	101	166	1,318	1,570
Income taxes	25	37	354	426

Net earnings	76	129	964	1,144

	September 30, 2013	December 31, 2012 Restated (note 3)
Total assets
Retail	8,375	8,338
Wholesale	5,116	4,262
Advanced Technologies	453	545
Other	1,333	2,660

	15,277	15,805